7/3/14

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2014
REGISTRATIONS BRANCH
19

[redacted]

SECURI ON

14040926

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MVision Private Equity Advisers USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Connaught House, 1-3 Mount Street
(No. and Street)

London (City) United Kingdom (State) W1K 3NB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mounir Guen 44 207 409 3663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas (Address) New York (City) New York (State) 10036-2602 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tj 7/1/14

OATH OR AFFIRMATION

I, Mounir Guen, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MVision Private Equity Advisers USA LLC, as of April 30, 20 14, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Subscribed and Sworn at London, England on 23rd June 2014 Before me:

Signature

CEO

Title

Notary Public David Noel Lloyd Fawcett

D.N.L. FAWCETT
NOTARY PUBLIC
MY COMMISSION EXPIRES
WITH LIFE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
MVision Private Equity Advisers USA LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MVision Private Equity Advisers USA LLC (the Company) as of April 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MVision Private Equity Advisers USA LLC as of April 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
June 23, 2014

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2014

ASSETS		
Cash and Cash Equivalents	$	4,043,261
Fees Receivable		3,635,498
Fixed Assets, at cost (net of accumulated depreciation of $ 1,163,292)		689,924
Deferred Tax Asset		589,670
Security Deposits		377,218
Prepaid Expenses		114,913
Total assets	$	9,450,484
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued expenses and other liabilities	$	1,663,934
Payables to affiliates		562,402
Income taxes payable		115,113
Total liabilities		2,341,449
Commitments (Note 3)		
Stockholder's Equity:		
Common stock, par value $100 per share; 1,000,000 shares authorized; 750 shares issued and outstanding		75,000
Retained earnings		7,034,035
Total stockholder's equity		7,109,035
Total liabilities and stockholder's equity	$	9,450,484

See Notes to Statement of Financial Condition.

Vision Private Equity Advisers USA LLC

Notes to Statement of Financial Condition

Note 1. Summary of Significant Accounting Policies

Description of Business: MVision Private Equity Advisers USA LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability corporation that is a wholly owned subsidiary of MVision Private Equity Advisers Limited (the Parent). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

The Company operates under exemptive provisions of paragraph (K)(2)(i) of the Securities and Exchange Commission's Rule 15c3-3 (SEC Rule 15c3-3). Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Basis of Presentation: The financial statements are presented in accordance with generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Foreign Currency: The Company maintains certain cash accounts denominated in foreign currencies. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Use of Estimates: In presenting the financial statements in conformity with GAAP, management makes estimates regarding certain matters that affect the reported amounts and disclosures in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid money market instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Fees Receivable: These represent receivables from third parties for services performed prior to year-end.

Prepaid Expenses: The Company makes payments for certain expenses, such as insurance, in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortization determined under the straight line method. They are depreciated over their estimated useful lives.

Liabilities: Accrued expenses consist primarily of accruals made for professional fees and compensation benefit expenses and payables to third parties.

Income Taxes: The Company accounts for income taxes in accordance with FASB Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statement for the changes in deferred tax liabilities or assets between years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Note 1. Summary of Significant Accounting Policies (Continued)

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended April 30, 2014, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal and state tax authorities for years ended before 2010.

Concentration of Credit Risk: The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

Note 2. Related Party Transactions

The Company transferred $3,012 of fees under a service agreement (the Agreement) effective on May 1, 2006, with the Parent and an affiliated entity. Such fee is determined based on a profit split methodology formula as stipulated in the Agreement. At April 30, 2014, the Company had an intercompany payable to the affiliated entity of $535,486 and from the Parent of $26,916 related to unsettled balances in connection with the Agreement.

There is a high level of integration of the Company's activities and operations with the Parent and affiliated entity and the accompanying financial statement is indicative of the Company's current financial condition as part of that group. If the Company were unaffiliated, results may be different.

Note 3. Commitments

The Company has an obligation under an operating lease with a 60-day notice period and an obligation under a noncancelable lease for office space expiring through June 2018. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year ending April 30,	
2015	$ 434,418
2016	434,418
2017	434,418
2018	434,418
2019	36,202
	$ 1,773,874

Note 4. Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the Act). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness fluctuate on a daily basis; however, at April 30, 2014, the Company had net capital of $1,698,206, which was $1,542,109 in excess of its required net capital of $156,097. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

Note 6. Income Taxes

A deferred tax asset has been reflected totaling $589,670 due to temporary differences. The temporary differences relate to the differences between the tax bases of fixed assets and accrued expenses and their financial reporting amounts. The effective tax rate differs from the statutory rate due to state and local taxes and adjustments to prior-year estimates.

Note 7. Letter of Credit

The Company maintains a letter of credit in the amount of $362,279 as of April 30, 2014, to be utilized as the security deposit for the operating lease obligation. The letter of credit is secured by a cash account included in the statement of financial condition under security deposits.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

MVision Private Equity Advisers USA LLC

Statement of Financial Condition
April 30, 2014

Filed as PUBLIC information pursuant to RULE 17a-5(d) under the Securities Exchange Act of 1934.